UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 25, 2025

ARES ACQUISITION CORPORATION II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41691	98-1592112
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

245 Park Avenue, 44th Floor
New York, New York	10167
(Address of principal executive offices)	(Zip Code)

(310) 201-4100

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, par value $0.0001 per share, and one-half of one redeemable warrant	AACT.U	New York Stock Exchange
Class A Ordinary Shares, par value $0.0001 per share	AACT	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	AACT WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

Furnished as Exhibit 99.1 to this Current Report on Form 8-K (this “Current Report”) and incorporated by reference is an investor presentation dated August 25, 2025 (the “Investor Presentation”), which will be used by Ares Acquisition Corporation II, a Cayman Islands exempted company (the “Company” or “AACT”), and Kodiak Robotics, Inc., a Delaware corporation (“Kodiak”), from time to time, with respect to the previously announced proposed business combination (the “Proposed Business Combination”) between AACT and Kodiak. The information contained in the Investor Presentation is illustrative summary information that should be considered in the context of the Company’s filings with the Securities and Exchange Commission (“SEC”) and other public announcements that the Company may make by press release or otherwise from time to time.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any registration statement, report or other document filed by the Company or Kodiak pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Forward Looking Statements

This Current Report includes “forward-looking statements” including regarding AACT’s or Kodiak’s or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “potential,” “project,” “seek,” “should,” “will,” “would” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding: the expected impact from the appointment of the new Chief Financial Officer of Kodiak and the combined company (the “combined company”); expectations regarding the completion of the Proposed Business Combination and the combined company becoming listed on NASDAQ following completion of the Proposed Business Combination; expectations with respect to the future performance and the success of the combined company following the consummation of the Proposed Business Combination; and the expected benefits of the Proposed Business Combination. These statements are based on various assumptions, whether or not identified in this Current Report, and on the current expectations of Kodiak’s and AACT’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Kodiak and AACT. These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; the rapid evolution of autonomous vehicle technology and flaws or errors in Kodiak’s solutions or flaws in or misuse of autonomous vehicle technology in general; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the equity holders of Kodiak or AACT is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks related to the rollout of Kodiak’s business and the timing of expected business milestones; the effects of competition on Kodiak’s business; supply shortages in the materials necessary for the production of the Kodiak Driver; risks related to working with third-party manufacturers for key components of the Kodiak Driver; risks related to the retrofitting of Kodiak’s vehicles by third parties; the termination or suspension of any of Kodiak’s contracts or the reduction in counterparty spending; delays in Kodiak’s operational roadmap with key partners and customers; the amount of redemption requests made by AACT’s public equity holders; and the ability of AACT or the combined company to issue equity or equity-linked securities in connection with the Proposed Business Combination or in the future. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Kodiak, AACT or the combined company resulting from the Proposed Business Combination with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Kodiak nor AACT presently know or that Kodiak and AACT currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

In addition, forward-looking statements reflect Kodiak’s and AACT’s expectations, plans or forecasts of future events and views as of the date of this Current Report. Kodiak and AACT anticipate that subsequent events and developments will cause Kodiak’s and AACT’s assessments to change. However, while Kodiak and AACT may elect to update these forward-looking statements at some point in the future, Kodiak and AACT specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Kodiak’s or AACT’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Kodiak, AACT, nor any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law.

In addition, this Current Report contains certain information about the historical performance of Kodiak. You should not view information related to the past performance of Kodiak as indicative of future results. Certain information set forth in this Current Report includes estimates and targets and involves significant elements of subjective judgment and analysis. No representations are made as to the accuracy of such estimates or targets or that all assumptions relating to such estimates or targets have been considered or stated or that such estimates or targets will be realized.

Additional Information and Where to Find It

In connection with the Proposed Business Combination, AACT and Kodiak initially filed a registration statement on Form S-4 with the SEC on May 14, 2025 (File No. 333-287278) (as amended from time to time, the “Registration Statement”), which includes a prospectus with respect to the combined company’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement with respect to the shareholder meeting of AACT to vote on the Proposed Business Combination. AACT and Kodiak also plan to file other documents and relevant materials with the SEC regarding the Proposed Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to the shareholders of AACT as of the record date to be established for voting on the Proposed Business Combination. SECURITY HOLDERS OF KODIAK AND AACT ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Kodiak and AACT once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by AACT may be obtained free of charge from AACT at www.aresacquisitioncorporationii.com. Alternatively, these documents, when available, can be obtained free of charge from AACT upon written request to Ares Acquisition Corporation II, 245 Park Avenue, 44th Floor, New York, NY 10167, Attn: Secretary, or by calling (888) 818-5298. The information contained on, or that may be accessed through the websites referenced in this Current Report is not incorporated by reference into, and is not a part of, this Current Report.

Participants in the Solicitation

AACT, Kodiak and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of AACT in connection with the Proposed Business Combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of AACT’s executive officers and directors in the solicitation by reading AACT’s final prospectus related to its initial public offering filed with the SEC on April 24, 2023, the definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, and other relevant materials filed with the SEC in connection with the Proposed Business Combination when they become available. Information concerning the interests of AACT’s participants in the solicitation, which may, in some cases, be different from those of AACT’s shareholders generally, is set forth in the preliminary proxy statement/prospectus included in the Registration Statement.

No Offer or Solicitation

This Current Report shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of AACT, Kodiak or the combined company resulting from the Proposed Business Combination, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Investor Presentation dated August 25, 2025.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 25, 2025

ARES ACQUISITION CORPORATION II

By:	/s/ Allyson Satin
Name:	Allyson Satin
Title:	Chief Operating Officer

Exhibit 99.1 AUGUST 25, 2025

Disclaimer Kodiak Robotics, Inc. (“Kodiak” or the “Company”) and Ares Acquisition Corporation II (“AACT”) are providing words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” this presentation and the accompanying oral remarks (collectively, the “Presentation”) to assist interested “plan,” “potential,” “project,” “seek,” “should,” “will,” “would” and similar expressions that predict or indicate parties in making their own evaluation with respect to a potential business combination of Kodiak and AACT future events or trends or that are not statements of historical matters, but the absence of these words does and related transactions (the “Proposed Business Combination”). The Presentation is for informational not mean that a statement is not forward-looking. These forward-looking statements include, but are not purposes only and is being provided to you solely in your capacity as a potential investor in the combined limited to, statements regarding: Kodiak’s and AACT’s expectations with respect to the future performance company resulting from the Proposed Business Combination. Any reproduction or distribution of this and the success of the combined company following the consummation of the Proposed Business Presentation, in whole or in part, or the disclosure of its contents, without the prior written consent of Kodiak Combination (the combined company ); the expected beneﬁts of the Proposed Business Combination; and AACT is prohibited. estimated total addressable markets for commercial trucking and public sector applications; estimated Kodiak Driver-as-a-Service Economics, including assumptions around costs per mile of a human driver, The distribution of this Presentation may also be restricted by law and persons into whose possession this average cost of a human driver and expected customer cost savings; Kodiak’s operational and product Presentation comes should inform themselves about and observe any such restrictions. The recipient roadmap, and its ability to produce and deploy the Kodiak Driver at scale; the regulatory landscape for the acknowledges that (a) it is aware that the United States securities laws prohibit any person who has material, Kodiak Driver and complexities with compliance related to such landscape; the capitalization of the combined non-public information concerning a company from purchasing or selling securities of such company or from company after giving effect to the Proposed Business Combination; developments relating to Kodiak’s communicating such information to any other person under circumstances in which it is reasonably competitors and industry; Kodiak’s ability to successfully collaborate with business partners and customers; foreseeable that such person is likely to purchase or sell such securities, (b) it is familiar with the Securities Kodiak’s future capital requirements and sources and uses of cash; expectations regarding Kodiak’s expansion Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the plans and opportunities; and the completion of the $100.0 million contemplated PIPE investment. These “Exchange Act”), and (c) it will neither use, nor cause any third party to use, this Presentation or any statements are based on various assumptions, whether or not identiﬁed in this Presentation, and on the information contained herein in contravention of the Exchange Act, including, Rule 10b-5 thereunder. current expectations of Kodiak’s and AACT’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, INDUSTRY AND MARKET DATA and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a deﬁnitive All information and opinions expressed in this Presentation, including market data and other statistical statement of fact or probability. Actual events and circumstances are difﬁcult or impossible to predict and will information, was obtained from or based on sources believed to be reliable as of the date of this Presentation differ from assumptions. Many actual events and circumstances are beyond the control of Kodiak and AACT. and has been provided in good faith. Neither Kodiak, AACT, nor any of their respective afﬁliates, directors, These forward-looking statements are subject to a number of risks and uncertainties, including changes in ofﬁcers, employees or advisers or any other person has independently veriﬁed the information in this business, market, ﬁnancial, political and legal conditions; the rapid evolution of autonomous vehicle Presentation and no representation or warranty, express or implied, is or will be given by any such person as technology and ﬂaws or errors in Kodiak's solutions or ﬂaws in or misuse of autonomous vehicle technology in to its accuracy or completeness of information in this Presentation or any other written, oral or other general; the inability of the parties to successfully or timely consummate the Proposed Business communications transmitted or otherwise made available to any party in the course of its evaluation of a Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to possible transaction. This Presentation includes certain data also based on the good faith estimates of Kodiak unanticipated conditions that could adversely affect the combined company or the expected beneﬁts of the and AACT, which are derived from their respective reviews of internal and independent sources. This Proposed Business Combination or that the approval of the equity holders of Kodiak or AACT is not obtained; Presentation contains preliminary information only, is subject to change at any time and is not and should not failure to realize the anticipated beneﬁts of the Proposed Business Combination; risks related to the rollout of be assumed to be complete. This Presentation does not constitute all the information necessary to Kodiak’s business and the timing of expected business milestones; the effects of competition on Kodiak’s adequately evaluate and make an informed decision with respect to an investment in the Proposed Business business; supply shortages in the materials necessary for the production of the Kodiak Driver; risks related to Combination, any engagement with Kodiak and AACT or any other matter. Kodiak and AACT disclaim any duty working with third-party manufacturers for key components of the Kodiak Driver; risks related to the to update the information contained in this Presentation. Viewers of this Presentation should make their own retroﬁtting of Kodiak’s vehicles by third parties; the termination or suspension of any of Kodiak’s contracts or evaluation of the Proposed Business Combination or any other transaction and of the relevance and the reduction in counterparty spending; delays in Kodiak’s operational roadmap with key partners and adequacy of the information and should make other investigations they deem necessary. customers; the amount of redemption requests made by AACT’s public equity holders; and the ability of AACT or the combined company to issue equity or equity-linked securities in connection with the Proposed FORWARD-LOOKING STATEMENTS Business Combination or in the future. This Presentation includes “forward-looking statements” including regarding AACT's or Kodiak's or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Additional information concerning these and other factors that may impact such forward-looking statements Forward-looking statements may be identiﬁed by the use of can be found in ﬁlings and potential ﬁlings by Kodiak, AACT or the combined company resulting from the Proposed Business Combination with the U.S. Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors.” If any of these risks materialize or any assumptions prove incorrect, actual 2

Disclaimer (continued) results could differ materially from the results implied by these forward-looking statements. There may be such documents are ﬁled with the SEC through the website maintained by the SEC at http://www.sec.gov. In additional risks that neither Kodiak nor AACT presently know or that Kodiak and AACT currently believe are addition, the documents ﬁled by AACT may be obtained free of charge from AACT at immaterial that could also cause actual results to differ from those contained in the forward-looking www.aresacquisitioncorporationii.com. Alternatively, these documents, when available, can be obtained free of statements. These forward-looking statements are provided for illustrative purposes only and are not charge from AACT upon written request to Ares Acquisition Corporation II, 245 Park Avenue, 44th Floor, New intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a York, NY 10167, Attn: Secretary, or by calling (888) 818-5298. The information contained on, or that may be deﬁnitive statement of fact or probability. accessed through the websites referenced in this Presentation is not incorporated by reference into, and is not a part of, this Presentation. In addition, forward-looking statements reﬂect Kodiak’s and AACT’s expectations, plans or forecasts of future events and views as of the date of this Presentation. Kodiak and AACT anticipate that subsequent events and PARTICIPANTS IN THE SOLICITATION developments will cause Kodiak’s and AACT’s assessments to change. However, while Kodiak and AACT may AACT, Kodiak and their respective directors and executive ofﬁcers may be deemed to be participants in the elect to update these forward-looking statements at some point in the future, Kodiak and AACT speciﬁcally solicitation of proxies from the shareholders of AACT in connection with the Proposed Business Combination. disclaim any obligation to do so, except as required by law. These forward-looking statements should not be Security holders may obtain more detailed information regarding the names, afﬁliations and interests of relied upon as representing Kodiak’s or AACT’s assessments as of any date subsequent to the date of this certain of AACT’s executive ofﬁcers and directors in the solicitation by reading AACT’s ﬁnal prospectus Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither related to its initial public offering ﬁled with the SEC on April 24, 2023, the deﬁnitive proxy Kodiak, AACT, nor any of their respective afﬁliates have any obligation to update this Presentation other than statement/prospectus, which will become available after the Registration Statement has been declared as required by law. effective by the SEC, and other relevant materials ﬁled with the SEC in connection with the Proposed Business Combination when they become available. Information concerning the interests of AACT’s participants in the In addition, this presentation contains certain information about the historical performance of Kodiak. You solicitation, which may, in some cases, be different from those of AACT’s shareholders generally, is set forth in should not view information related to the past performance of Kodiak as indicative of future results. Certain the preliminary proxy statement/prospectus included in the Registration Statement. information set forth in this presentation includes estimates and targets and involves signiﬁcant elements of subjective judgment and analysis. No representations are made as to the accuracy of such estimates or NO OFFER OR SOLICITATION targets or that all assumptions relating to such estimates or targets have been considered or stated or that This Presentation shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in such estimates or targets will be realized. connection with the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of AACT, Kodiak or the combined company resulting from the Proposed ADDITIONAL INFORMATION AND WHERE TO FIND IT Business Combination, nor shall there be any sale of any such securities in any state or jurisdiction in which This presentation is being made in respect of the Proposed Business Combination. In connection with the such offer, solicitation, or sale would be unlawful prior to registration or qualiﬁcation under the securities laws Proposed Business Combination, AACT and Kodiak initially ﬁled a registration statement on Form S-4 with the of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting SEC on May 14, 2025 (File No. 333-287278) (as amended from time to time, the “Registration Statement”), the requirements of the Securities Act of 1933, as amended. This communication is restricted by law; it is not which includes a prospectus with respect to the combined company’s securities to be issued in connection intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would with the Proposed Business Combination and a preliminary proxy statement with respect to the shareholder be contrary to local law or regulation. meeting of AACT to vote on the Proposed Business Combination. AACT and Kodiak also plan to ﬁle other documents and relevant materials with the SEC regarding the Proposed Business Combination. After the TRADEMARKS AND TRADE NAMES Registration Statement is declared effective by the SEC, the deﬁnitive proxy statement/prospectus included Kodiak and AACT own or have rights to various trademarks, service marks and trade names that they use in in the Registration Statement will be mailed to the shareholders of AACT as of the record date to be connection with the operation of their respective businesses. This Presentation also contains trademarks, established for voting on the Proposed Business Combination. SECURITY HOLDERS OF KODIAK AND AACT ARE service marks and trade names of third parties, which are the property of their respective owners. The use or URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS display of third parties’ trademarks, service marks, trade names, or products in this Presentation is not THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS intended to, and does not, imply a relationship with Kodiak or AACT, or an endorsement or sponsorship by or COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME of Kodiak or AACT. Solely for convenience, the trademarks, service marks and trade names referred to in this AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS Presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS in any way, that Kodiak or AACT will not assert, to the fullest extent under applicable law, their rights or the COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain right of the applicable licensor to these trademarks, service marks and trade names. free copies of the proxy statement/prospectus and other documents containing important information about Kodiak and AACT once 3

Today’s Presenters Don Burnette Surajit Datta Michael Wiesinger Allyson Satin Founder and CEO CFO COO COO, AACT 4

Kodiak to Go Public in Partnership with Ares Acquisition Corp. II (3) Ares Platform Expertise Ares’ Sponsorship & Deep Investing Experience ● Ares Management Corporation (“Ares” | NYSE:ARES) is a (4) (5) global alternative asset manager with $572b+ of AUM $90b+ invested 10+ IPOs ● Ares Acquisition Corporation II (“AACT” | NYSE:AACT) is successfully brought to market in transportation, logistics and a special purpose acquisition company with $562m technology since inception (1) cash-in-trust ○ Unique opportunity as AACT is one of three SPACs Ares & Kodiak Partnership (2) with $300m+ of cash remaining in trust ● Ares offers meaningful value creation capabilities for its investments: ○ Demonstrated track record accessing the public ● 20+ year track record of value ● A leading autonomous trucking markets creation for public markets provider investors ○ Signiﬁcant experience managing and growing ● Customer-owned, driverless publicly traded companies and ● 6 listed vehicles and ~$77b in trucks making 24/7 deliveries (6) market cap today ○ Dedicated portfolio management teams with experience across market cycles● $30m of ﬁnancing to Kodiak to ● Seasoned team and deep bench support continued platform including experience at (7) growth autonomous industry pioneers Ares and AACT Will Accelerate and Support Kodiak’s Growth Plan Note: As of June 30, 2025. AUM amounts include funds managed by Ivy Hill Asset Management, L.P., a wholly owned portfolio company of Ares Capital Corporation and registered investment adviser. (1) As of August 18, 2025. (2) SPAC Research as of 3/24/25, excludes SPACs with announced transactions. (3) Investment experience includes IPOs and invested capital from relevant investments made by Ares Private Equity, Ares Opportunistic Credit and Ares Direct Lending, including Ares Capital Corporation. (4) Represents IPOs or public market sales of ACOF portfolio companies from inception to date. (5) Represents total invested capital since inception across transportation, logistics, and technology related sectors by ACOF, ASOF, EDL as of 12/31/2024 and USDL as of 9/30/2024. (6) Includes the combined USD market capitalization of ARCC, ARDC, ARES, AACT, ACRE and GLP J-REIT as of 6/30/25. (7) Includes $10 million of Simple Agreements for Future Equity (“SAFEs”) subsequently converted to Second Lien Convertible Notes and $20 million of Second 5 Lien Convertible Notes.

Value Creation Through Kodiak & AACT Partnership Signiﬁcant Total Addressable Market Opportunity (1) $4+ trillion TAM across commercial trucking and public sector opportunities - Kodiak’s target applications Compelling Tailwinds in Autonomous Trucking Autonomy helps solve industry pain points, including chronic issues of driver shortage and rising costs, and we believe offers increased safety, efﬁciency, and ancillary beneﬁts Autonomous Trucking Business Generating Revenue Today with Strong Customer Traction Customer-owned driverless trucks operating in the Permian Basin through partnership with Atlas Energy Solutions; Making deliveries across four active freight lanes with leading shippers and carriers Single Technology Platform Uniﬁed architecture leverages the same core software, hardware, and AI models across all deployments and use cases to maximize reliability, scalability, and efﬁciency Value Creation through Near Term Capital Support from Ares & Existing Shareholders Private ﬁnancing raised from Ares, existing shareholders, and ARK Investments to support Kodiak’s growth; (2) 100% rollover from existing investors; $562 million AACT cash-in-trust (1) Veriﬁed Market Research, Road Freight Transportation Market Size and Forecast 2023-2031, July 2024. TAM presented is for the global road freight transportation market, which includes light commercial vehicles and heavy 6 commercial vehicles, as of 2023. (2) As of August 18, 2025.

Kodiak Overview a 2025 01

Kodiak delivers AI-powered autonomy that tackles some of the tough driving jobs that help keep the world moving. a 2025 8

Transportation Faces Growing Challenges Trucking is demanding and unforgiving—we believe rising costs, safety risks, and workforce shortages are straining the industry. Labor Shortages & Safety Workforce Challenges Risks Long hours, time away from home, and Fatigue, distraction, and extreme dangerous working conditions conditions increase risk (1) (4) Estimated 60k truck driver shortage 85+% of truck crashes are caused as of 2023, with ~1m drivers needed by human error. From 2021-2023, (2) between 2021 and 2030 large truck crashes resulted in over (5) 15,000 deaths 70+% annual turnover rate of driver (3) pools for large truckload ﬂeets Rising Costs & Strategic & Inefﬁciencies Operational Pressures Fuel costs, inefﬁcient driving, and delays 71% of retailers target next-day or increase expenses same-day delivery to meet consumer (6) demand Since 2014, overall trucking costs are up ~33% , driver wages are up ~68%, and (3) insurance costs are up ~39% (1) Bobby Samuels, The Economic Factors Fueling the Trucker Shortage, Vision Magazine, June 27, 2024. (2) American Trucking Associations, Driver Shortage Update 2021, October 25, 2021. (3) American Transportation Research Institute, An Analysis of the Operational Costs of Trucking: 2024: Update, June 2024. Annualized turnover presented is as of 2023 for ﬂeets with 251 trucks or more, and overall trucking costs, driver wages, and insurance costs comparison is from 2014 to 2023. (4) FMCSA, The Large Truck Crash Causation Study - Analysis Brief, July 2007. Data is from April 2001 to December 2003. (5) FMCSA, Motor Carrier Safety Progress Report Federal Motor Carrier Safety Administration, as of March 31, 2024. 9 (6) Retailer Industry Leaders Association and McKinsey & Company, Retail Speaks. Retailer delivery speed goals as of 2022.

Delivering in a $4t+ Market that Keeps the World Moving Commercial Trucking Opportunity Kodiak Trucking Applications $4t+ $900b+ Global Commercial US Commercial (1) (2) Commercial Trucking Public Sector Trucking Market Trucking Market (1) Veriﬁed Market Research, Road Freight Transportation Market Size and Forecast 2023-2031, July 2024. TAM presented is for the global road freight transportation market, which includes light commercial 10 vehicles and heavy commercial vehicles, as of 2023. (2) American Trucking Associations, ATA U.S. Freight Transportation Forecast to 2035, January 2025. TAM presented is as of 2024.

Autonomy is the Solution—Kodiak’s AI Driver is Operating Today The Kodiak Driver is an AI-powered autonomous system built to handle some of the world’s toughest trucking jobs—delivering driverless technology that is safe, scalable, and commercially deployed today. Kodiak Driverless Revenue-Generating Trucks are on the Road Autonomy Kodiak has launched fully-driverless Leading shippers and carriers are operations with Atlas Energy paying Kodiak market rates to run Solutions, hauling goods up to 24/7 freight using Kodiak-equipped autonomous trucks today Real-World Operations Customers are Ready The Kodiak Driver has logged over Industry leaders are eager to adopt (1) 2.8m autonomous miles across Kodiak’s driverless technology, moving multiple environments and trucking beyond pilots to real operations applications (1) Data as of June 30, 2025, by Kodiak and customer vehicles, inclusive of autonomous driving with Safety Driver present. 11

Prioritized Industrial Use Cases & Markets (1) (2) (3) Oil & Gas Transport Mining & Mineral Transport Logging Transport 2024 Global Road Transport Total Addressable Market $31.7b ~$19.6b $16.8b 8.2% CAGR 14.1% CAGR 4.8% CAGR 2025 - 2032 2025 - 2032 2025 - 2032 Prioritized Canada Canada Canada Markets Europe U.S. U.S. U.S. Middle East ● Kuwait Brazil Brazil ● Oman Australia Chile Chile ● Saudi Arabia Argentina ● UAE Market Drivers Driver shortage Rising transportation Up to 24/7 Helps Increase & turnover costs Operations Safety Across Use Cases (1) Veriﬁed Market Research (“VMR”), Oil and Gas Logistics Global Market Size, Status and Forecast to 2032, June 2025. Market size is as of 2024. (2) VMR, Mining and Mineral Logistics Global Market Size, Status and Forecast to 2032, July 2025. Market size is 12 as of 2024. (3) VMR, Global Forest Product Logistics Market Global Market Size, Status and Forecast to 2032, June 2025. Market size is as of 2024. Figures reﬂect market size inclusive of various forest products, such as logs, wood, pulp and paper, and non-timber forest products.

A Business Model Tailored to Customer Operations Commercial Trucking Public Sector Kodiak Driver-as-a-Service Overview Integrating the Kodiak Driver into customer ﬂeets Per Mile License Fee R&D Funding & Revenue or Fee Per Vehicle Per Vehicle License Fee Services Operation and System Support Sustainment Services Expected Contract 4+ Years on Sustainment 3-4 Years per Truck Duration Services Variable Expense: Hardware cost, remote and on-site support, other Expenses Fixed Costs: R&D, S&M, G&A Asset-Light Business Model Balance Sheet 13

Kodiak’s AI-Driven Approach to Ground Autonomy—The Kodiak Driver AI-Driven Autonomy; Common Modular Single AI Driver Independent of HD Maps Technology Platform Hardware Highway Surface Streets Dirt Roads Off-Road (1) A uniﬁed virtual driver powered by Free from HD map constraints, A vehicle-agnostic self-driving Designed for easy maintenance parallel deep neural networks, our system is designed to see the system with redundant with no special training—faster to continuously learning across road, analyze its surroundings, safety-critical functions, built to replace than a tire, designed to domains for efﬁcient, scalable and drive based on real-time operate across multiple maximize system uptime. autonomy. perception—adapting to platforms—and operating today. construction, obstacles, and shifting lanes. (1) Subject to certain minimum speciﬁcations. 14

History of Reaching Major Milestones 2018 - 2021 2022 2023 2024 2025 APR ‘18 JUL ’19 JUN ‘22 OCT ‘22 MAR ‘23 DEC ‘23 JAN ‘24 MAY ‘24 JUL ‘24 SEP ‘24 MAR ‘25 Kodiak First SensorPods Awarded U.S. 24/6 Ford F-150 Launch of Gen6 Partnership MSA signed Driverless Surpassed 750 founded autonomous introduced DoD Program of DAL <> ATL unveiled - driverless-ready with Textron with Atlas Textron hours of commercial Record contract operations autonomous Systems for Energy Systems commercial truck platform delivery for autonomous off-road unmanned RIPSAW® M3 driverless in Texas Army ground vehicle for military vehicle unveiled operations vehicles DoD DEC ‘23 MAY ‘24 JUL ‘24 DEC ‘24 MAR ‘25 Houston First Kodiak, J.B. Delivered ﬁrst First 100 truck truckport commercial Hunt, and 2 driverless commitment established driverless Bridgestone Kodiak from Atlas with Ryder freight delivery collaboration Driver-equipped semi-trucks to Atlas Select Commercial (1) Partners (1) Kodiak has also announced partnerships with IKEA, Loadsmith, and Maersk, and has a number of other yet to be announced partnerships. 15

Real-World Impact and Demonstrated Market Leadership Autonomous (1) (2) Loads Delivered Miles Driven 7,300+ 2.8m+ Hours of Paid (3) (4) Network Size Driverless Operations ~23k miles 1,900+ (1) Data as of June 30, 2025, by Kodiak vehicles, inclusive of autonomous driving with Safety Driver present. (2) Data as of June 30, 2025, by Kodiak and customer vehicles, inclusive of autonomous driving with Safety Driver 16 present. (3) Network represents miles for Commercial Trucking and Public Sector routes operated by Kodiak as of July 25, 2025. (4) Data as of June 30, 2025.

Outpacing the Competition (1) (2) Autonomous 2.8m+ 3.3m+ Miles Driven Customer-Owned Driverless Trucks 5 0 (3) (4) Hours of Paid Driverless Operations 1,900+ — Quarterly (5) Cash Burn $23m ~$151m (1) Data as of June 30, 2025 by Kodiak and customer vehicles, inclusive of autonomous driving with Safety Driver present. (2) Aurora’s Q2 earnings released July 30, 2025. (3) Data as of June 30, 2025. (4) On May 1, 2025, 17 Aurora announced commencement of commercial driverless operations but has since clariﬁed certain of these operations include a safety driver in the cab. (5) Figures as of Q2'25. Quarterly cash burn deﬁned as cash ﬂow from operating activities less capital expenditures.

Kodiak is Focused on Efﬁcient Use of Partnerships to Manage Time and Costs No HD maps. Designed to see the road, analyze ● HD maps offer rich detail, but are expensive surroundings, and drive based on real-time to build and maintain, and require frequent Navigation perception updates Critical for off-road capabilities Third-party suppliers provide manufacturing and ● In-house development of LiDAR creates supply chain redundancies with economies of economy of scale constraints scale LiDAR ● Requires additional R&D and headcount expense Modular components provide accelerated path ● Limited commercialization ability due to to market design dependence on other OEM Integration Simpliﬁed maintenance designed to increase ● Slower execution timeline uptime 18 Statements on this slide reﬂect the opinions of Kodiak management and AACT only.

Kodiak’s Core Value: Safety First, and Always Kodiak’s Safety Case Framework Safety is the foundation of everything we build. It’s not an afterthought—it’s the driving force behind what we do and why we do it. Safety Culture Engineered Manufacturing & SMS to Drive Safely and Quality Kodiak’s Safety Case Framework is a structured approach that provides clear, evidence-backed reasoning for how we manage the risks of autonomous vehicle operations, fostering conﬁdence among customers, regulators, and the general public. Operationally Vigilant on Field Monitoring & Safe Cyber Security Continuous Improvement 19

Experience That Drives Innovation Don Burnette Andreas Wendel Michael Wiesinger Surajit Datta Jordan Coleman CEO/Founder CTO COO CFO Chief Legal & Policy Ofﬁcer Gerhard Eschelbeck Zsuzsanna Major Jamie Hoffacker Tyler Rosengren CISO Chief People Ofﬁcer VP of Hardware VP of Marketing 20

Guided by Industry Leaders Kodiak’s Industry Advisory Council brings together trucking experts to advise on Kodiak's approach to autonomy, safety case development, commercial deployment, and regulatory challenges. Chad Dittberner Anne Ferro William Kruger SVP, Dry & Expedited Former Administrator, VP of Fleet Maintenance & FMCSA; Former President & Engineering Werner Enterprises CEO, AAMVA UPS Shannon Newton James Reed Brett Suma President Former VP Transportation, Founder & CEO Walmart; Former President & Arkansas Trucking Loadsmith CEO, USA Trucks Association 21

The Kodiak Driver at Work z 2025 02

Coast-to-Coast Commercial Network Current lane network serves some of the most freight (1) dense lanes in the US Kodiak Facilities Daily Operations Operational Ready Lanes Announced customer relationships with some of (2) the country’s largest transportation providers (1) Network represents miles for commercial trucking routes operated by Kodiak. (2) Kodiak has also announced customer relationships with IKEA, Loadsmith, and Maersk, and has a number of other yet to be announced 23 relationships with major shippers and carriers.

Building the Roadmap for Autonomous Trucking—Together Kodiak collaborates with ﬂeet partners to integrate the Kodiak Driver into their operations through its Partner Deployment Program. This structured, multi-step framework provides a clear, strategic path for incorporating autonomous trucks into ﬂeet operations and daily workﬂows. Program Phases 360° Network & End-to-End Fleet & Customer Rollout & Discovery Value Assessment Solution Deﬁnition System Integration Success Roadmap Scale Parallel Active Operations Driverless deliveries Partner with customers to deliver freight using Kodiak Driverless deliveries with Kodiak Driver on ﬂeet and identify integration requirements utilizing Kodiak ﬂeet partner ﬂeets 24

Scaling Driverless First Known Publicly Announced Driverless Trucks with Atlas Trucks in Commercial Operations Energy Solutions ● Solving operational challenges – Kodiak’s driverless technology helps Atlas address challenges with driver recruitment, high labor costs, and demanding operating conditions, strengthening its competitiveness. ● Customer-owned driverless deployment – Atlas Energy Solutions operates its own ﬂeet of Kodiak-equipped semi-trucks. ● Revenue-generating driverless operations today – delivering day and night in most weather conditions. ● Integrated with Atlas’s 42-mile Dune Express conveyor system for end-to-end automation. “We plan to be adding additional autonomous trucks to the ﬂeet with the goal of going to a ● Commitment from Atlas to order initial 100 trucks secured signiﬁcantly higher number. We’re really after Kodiak exceeded key performance and operational milestones in March 2025. excited about what we’ve seen.” John Turner Atlas, President and CEO 5 100 1,900+ Customer-Operated Initial Truck Hours of Paid (1) (1) Driverless Semi-Trucks Commitment Driverless Operations 25 (1) Data as of June 30, 2025.

Kodiak and J.B. Hunt ● Long-haul autonomy in operation – The Kodiak Driver Move Freight moves freight between Dallas and Atlanta, running beyond a single driver’s 11 hours of service limit, enabling Autonomously faster delivery. ● Integrated with J.B. Hunt’s network – J.B. Hunt handles Between Dallas and ﬁrst- and last-mile delivery, with trailer transfers at Kodiak facilities. Atlanta ● Shipper-backed deployment – Kodiak and J.B. Hunt’s collaboration has moved freight for Bridgestone (SC to TX) and other major shippers (TX to GA). ● Demonstrated performance – Running 24 hours a day, four days a week, showing the reliability of autonomous (2) trucking. Loads Lanes (1) Delivered Operated 150+ DAL ATL Miles (1) Traveled 120k+ (1) Loads delivered and miles traveled as of Feb 28, 2025. (2) Running hours include time necessary to refuel, 26 receive maintenance, and pick up and drop off loads.

Integrating ● Operational since 2022 – Currently running 24-hour (1) Autonomy Into autonomous trucking operations, four days a week. ● Integrated partnership – Werner is part of Kodiak’s Freight Operations Partner Deployment Program and Industry Advisory Council, helping shape the future of autonomous logistics. ● Expanding system capabilities – Working together to integrate Kodiak’s autonomous technology into Werner’s operations. ● Scalable operations – Hundreds of thousands of miles traveled and hundreds of loads delivered, demonstrating the impact of autonomous freight. DAL JAC Loads Lanes (2) Delivered Operated 250+ DAL ATL Miles (2) Traveled 200k+ (1) Running hours include time necessary to refuel, receive maintenance, and pick up and drop off 27 loads. (2) Loads delivered and miles traveled as of March 19, 2025.

Delivering Military Robotic Combat Vehicle (RCV) Program Ground Autonomy with Proven AI Kodiak was competitively selected and entered into a contract with the U.S. Army in October 2022 to deliver an end-to-end autonomous solution for the U.S. Army Robotic Combat Vehicle Program. ● Received ~$30m for the 3-year program to date. ● Completed real-world testing in off-road and combat-relevant environments, including California mountainous grassland, Texas desert, and Michigan snow. 28

Strategic Relationship to Support the DoD’s Autonomy Efforts ● Strategic Collaboration with an innovative provider of military ground vehicles to the DoD - Textron Systems is an active participant in multiple autonomy efforts within the DoD. ● Uncrewed Vehicle Operations - Integration with RIPSAW® M3, which has no room for a driver. “The collaboration between Textron Systems and ● Assisted Autonomy Flexibility - Assisted Kodiak demonstrates a transformative solution for Autonomy enables ﬂexible operations across the U.S. military, representing a major step forward operating domains. in delivering a mission-ready autonomous system. We believe our work together will help redeﬁne the future of uncrewed ground vehicles, bringing cutting-edge autonomous technology to our industry-leading vehicles.” David Phillips Senior Vice President, Air, Land and Sea Systems at Textron Systems 29

Technology 2025 03

Single Technology Platform Kodiak’s integrated platform combines advanced software with modular hardware. AI Behind Modular Hardware Oversight and One Common the Wheel Built to Scale Integration Tools Technology Perception, planning, and SensorPods, compute, and Offboard systems for control for autonomous driving. safety redundancies. monitoring, validation, and ﬂeet operations. Driving Autonomy Across Applications 31

AI That Sees, Thinks, and Drives Advanced AI designed to drive in a wide range of environments - A single AI-powered driver operates across commercial trucking and public sector applications without retraining. Multi-Sensor Perception Scalable, Adaptable AI Iterative Development Kodiak AI treats all sensors—LiDAR, Modular design supports hardware A rigorous approach combining radar, and cameras—as equal, with an upgrades and sensor changes without real-world testing, simulation, and architecture designed to maximize the requiring full system retraining. validation informs continuous value of each data source without software improvement efforts. over-relying on a single sensor. 32

Modular Hardware Powering Driverless Operations SensorPods SensorPods Self-contained modules with LiDAR, radar, and Perception Sensors cameras for perception. Patent-pending quick-disconnect attachment enables fast ﬁeld swaps without specialized training, and is designed to maximize uptime and utilization. Redundant Steering Redundant Architecture Redundant compute, sensing, power, and actuation promote safe and reliable driverless operation, even in the event of a partial equipment failure. Actuation Control Engine (ACE) AI Compute Stack Kodiak’s safety-critical ACE provides real-time, Compute, Networking, redundant actuation for precise vehicle control. Communications, Power Distribution, Cooling Designed with a universal interface using industry standards for efﬁcient vehicle integration. Redundant Braking Redundant Power Ecosystem Approach Kodiak partners with leading providers of sensors, Actuation Control Engine (ACE) compute, actuation, and power to accelerate Safety Critical Controller deployment and improve efﬁciency. Sensing + Thinking Safety + Redundancy 33

Versatile Autonomy Built For Scale Platform Integrations Freight Hauling Efﬁcient Integration Modular design and custom calibration streamline upﬁt with minimal touch. Kenworth Container T680 (2018) Freight Proven Across Platforms Integrated on four vehicle types, with the capability to retroﬁt new models in-house and scalable production with upﬁt partners, including Roush Industries. Ford F-150 Dry (2023) Van Eco-System First Approach Partnerships with OEMs, Tier 1 suppliers, and contract manufacturers enable scalable AV hardware production. Peterbilt 567 Refrigerated Meeting Customer Needs (2024) Freight Autonomy isn’t one-size-ﬁts-all. The Kodiak Driver is engineered to meet ﬂeet preferences across OEMs, models, and conﬁgurations—and to haul a wide range of trailer types and weights. Textron Systems RIPSAW® M3 Hopper (2024) Trailers 34

Scaling Autonomous Scaling Driverless Truck Manufacturing Trucks with Atlas with Roush Energy Solutions ● Accelerating time-to-market – Roush enables Kodiak to deliver autonomous trucks today, while OEM platforms are still maturing. ● Launching scalable production – Dedicated manufacturing line launching in 2H 2025 to support growing customer demand. ● Expanding active driverless operations – Trucks upﬁt by Roush will be delivered to customers to grow their driverless ﬂeet. ● Delivering consistent, high-quality builds – Proven AV experience and automotive-grade processes ensure quality “We plan to be adding additional autonomous and consistency. “Together we’re working to build a robust and trucks to the ﬂeet with the goal of going to a repeatable manufacturing process that supports signiﬁcantly higher number. We’re really Kodiak’s transition from limited production to excited about what we’ve seen.” full-scale deployment.” John Turner Brad Rzetelny Atlas, President and CEO VP Contract Manufacturing, Roush 35

Kodiak Services: Connecting Autonomy with Customer Operations Customer-Centric Approach - Built in collaboration with partners, Kodiak’s services complement customers’ existing operations rather than reinventing them—delivering maintainable, ﬂexible, and scalable autonomy solutions tailored to customer needs. Integrated with Customer Operations Offboard systems are built to connect with ﬂeet management, transportation management, yard operations, and smart trailer systems for easy adoption. Fleet Management & Control Supports real-time planning, reporting, over-the-air updates, and adaptable routing for routes not previously driven. Remote Assistance & Expanded Capability AI-guarded assistance enables low-latency, high-precision control, extending operations beyond autonomy’s Operational Design Domain (ODD) into unstructured environments. 36

● Blending autonomy with human input – Kodiak’s Assisted Autonomy uses Vay’s technology to support deﬁned scenarios where human judgment enhances safety and ﬂexibility. ● Handling edge cases with conﬁdence – Assisted Autonomy enables remote support for tasks like launching and landing trucks at customer facilities or interpreting law enforcement signals. ● Deploying across active operations – Integrated into Kodiak Driver-powered trucks running in the Permian Basin and in long-haul environments. Expanding Driverless ● Enabling broader deployment – Extends where and how autonomous trucks can operate, without slowing driverless Capabilities with progress. Assisted Autonomy 37

Roadmap 2025 04

Commercial and Product Roadmap 2024 2025 2026 2027+ Commercial Commercial Launch Path to Gross Proﬁt Path to Scale & Self Funding 1,000’s of Trucks Delivered 10’s of Trucks Delivered 100’s of Trucks Delivered Product Few Lanes Off-Highway +Many Lanes Off-Highway +Few Lanes on Highway +Many Lanes on Highway Validated Lanes Dry Van, Refrigerated, Intermodal, Hopper + Double Pup (2x 28’) +Triple Pup (3x 28’) Validated Trailer Conﬁgs +Double Hopper (2x 40’) +Triple Hopper (3x 40’) End-to-End to Select Customer Endpoints End-to-End to Most Customer Endpoints Delivery Model Kodiak owned +Customer owned Fleet Ownership 16+ hrs 18+ hrs 20+ hrs 22+ hrs Daily Uptime Class 8 Sleeper Cab Redundant Platform Class 8 Day Cab Redundant Platform Multiple Class 8 OEMs and Vehicle Specs Truck Platform In-House AV Component Assembly Contract Manufacturer for AV Components Tier1 Hardware-as-a-Service AV Components Kodiak Driver Hardware OEM Trucks with Kodiak Upﬁt OEM Trucks with High Volume Upﬁt Partner OEM Lineside Integration Kodiak Driver Integration Services Remote Assist 1: Few AI Agent Assist Remote Assist 1: Many On-Site Support: High On-Site Support: Low 39 Past performance is not a guarantee of future results. There can be no assurance that historical trends will continue or that these results will be achieved.

Current Legal and Regulatory Structure Supports Deployment Regulatory approval in 24 states for driverless operations. Deployment Testing Allowed Silent Human Must Be Present Commercial AVs Only Under 10k lb Driverless Only Kodiak Operational Ready Lanes 40

Business Model Overview z 2025 05

Business Model Commercial Trucking Public Sector Kodiak Driver-as-a-Service Overview Integrating the Kodiak Driver into customer ﬂeets Per Mile License Fee R&D Funding & Revenue or Fee Per Vehicle Per Vehicle License Fee Services Operation and System Support Sustainment Services Expected Contract 4+ Years on Sustainment 3-4 Years per Truck Duration Services Variable Expense: Hardware cost, remote and on-site support, other Expenses Fixed Costs: R&D, S&M, G&A Asset-Light Business Model Balance Sheet 42

Transforming Partner Economics We believe Kodiak’s autonomous solution can provide meaningful total cost of ownership beneﬁts to end customers. The Problem The Kodiak Driver Solution Limited Driver Hours per day At least 2x as productive as a solo (1) human driver 11-hour behind the wheel maximum Rising Driver Costs Efﬁcient and more predictable (2) ~68% increase in driver wages since 2014 “driver” costs (3) (37% greater than inﬂation) Driver Inefﬁciencies Enhanced fuel economy and (2) 16% empty mileage per trip reduced emissions through less 50+% of all ﬂeets reported more than one idling and more optimal asset use (4) hour of idling per day Driver Safety Insurance and maintenance cost Over 15,000 people killed in crashes savings through enhanced safety (5) involving large trucks from 2021-2023 Statements on this slide reﬂect the opinions of Kodiak management and AACT only. (1) FMCSA, Summary of Hours of Service Regulations, as of March 23, 2025. (2) American Transportation Research Institute, An Analysis of the Operational Costs of Trucking: 2024 Update, June 2024. Overall trucking costs, driver 43 wages, and insurance costs comparison is from 2014 to 2023. (3) U.S. Bureau of Labor Statistics, CPI Inﬂation Calculator, May 2025. Cumulative inﬂation from January 2014 to December 2023 was 31%. (4) U.S. Department of Energy, Fact #917: March 21, 2016 Work Truck Daily Idle Time by Industry, March 21, 2016. Data presented is as of 2015. (5) FMCSA, Motor Carrier Safety Progress Report Federal Motor Carrier Safety Administration, as of March 31, 2024.

Kodiak Driver-as-a-Service Economics Per Mile License Fee Monthly / Annual License Fee per Vehicle Description Customers pay a license fee for the software Customers pay a monthly or annual license fee and supporting services on a per mile driven for the software and supporting services on a basis per vehicle basis Current driver costs Current Cost per Mile Avg. Annual Cost for customers (1) (1) $0.97 $341k of a Human Driver of a Human Driver Incremental cost savings ● Reduced Driver-Related Overhead for customers driven by ● Reduced Insurance Premiums Kodiak solution ● Reduced Fuel Cost Total expected savings for customers from Savings 15-35% Kodiak solution Target long-term gross margin proﬁle on a Blended Basis 60-80% Past performance is not a guarantee of future results. All investments involve risk of loss, including loss of principal invested. There can be no assurance that historical trends will continue or that these results will be achieved. (1) American Transportation Research Institute, An analysis of the Operational Costs of Trucking: 2024: Update, June 2024. Data as of 2023. Average Annual Cost of a Human Driver calculated by adding 2023 Driver Wages and Beneﬁts 44 which totals to $38.90 x Target Daily Operational Hours 24 x Target Operational Days per Year 365.

Potential Annual Recurring Revenue per Truck 275 18 45 ~225k Annual Operating MPH Avg. Miles Operating Days Hours per Day Speed per Year Per Mile (1) License Fees Driver Management/ $0.97 225k 15-35% $150k-$190k Overhead, Fuel, and Less Insurance Costs Current driver Miles Run-rate Recurring Revenue Total Expected (2) cost per mile per Year per Truck Customer Savings Monthly / Driver Accommodation, $341k 15-35% $230k-$300k Annual License Driver Management/ Less Overhead, Fuel, and Fee per Vehicle Avg. Annual Cost Total Expected Run-rate Recurring Revenue (2) Insurance Costs of Human Driver Customer Savings per Truck Past performance is not a guarantee of future results. All investments involve risk of loss, including loss of principal invested. There can be no assurance that historical trends will continue or that these results will be achieved. (1) The assumed operational information is presented for illustrative purposes and may not reﬂect the actual output in a given period, or at all. (2) American Transportation Research Institute, An analysis of the Operational Costs of Trucking: 45 2024: Update, June 2024. Data as of 2023. Average Annual Cost of a Human Driver calculated by adding 2023 Driver Wages and Beneﬁts which totals to $38.90 x Target Daily Operational Hours 24 x Target Operational Days per Year 365.

Kodiak Market Opportunity and Adoption Curve Potential Near-Term Adoption Curve for Kodiak Solutions Total number of Class 8 commercial trucks (including Class 8 (1) tractors and straight trucks) in the U.S. = ~4m % of TAM < 0.1% >1,000’s of Trucks < 0.01% 100’s of Trucks < 0.001% 0.0001% 10’s of Trucks (2) 5 Trucks Current End of 2025 End of 2026 2027 and Beyond Past performance is not a guarantee of future results. All investments involve risk of loss, including loss of principal invested. There can be no assurance that historical trends will continue or that these results will be achieved. (1) American Transportation Research Institute, An Analysis of the Operational Costs of Trucking: 2023 Update, June 2023. Total Class 8 trucks in 2021. (2) As of June 30, 2025. 46

Transaction Overview 2025 06

Peer Valuations in Autonomous Vehicle Industry Valuation ($b) Oct-24: Post-money valuation after $5.6b funding round (1) $45.0 Trailing 6 month avg. market cap (2) $11.3 (3) $2.5 (1) As reported by Bloomberg, Alphabet’s Waymo Valued Above $45 Billion After Funding, October 31, 2024. (2) Aurora average of closing share price multiplied by shares outstanding over trailing 6 months,. 48 Source: FactSet as of August 13, 2025. (3) Kodiak valuation based on Business Combination Agreement price.

Transaction Summary Kodiak is valued at a $2.5b pre-money equity value (1) (2) ● $562m of cash-in-trust plus $60m PIPE used to pay $50m of estimated transaction expenses and provide $572m of cash to the balance sheet (1)(3)(4) ● Existing securityholders roll 100% of interest and will own 78% of the post-SPAC equity (5) ● Private ﬁnancing raised from Ares, existing investors, and ARK Investments to support Kodiak’s growth ● 75m total earnout shares will become issuable to existing securityholders, in three equal tranches upon achievement of VWAP thresholds of $18.00, $23.00 and $28.00, respectively ● AACT will subject 50% of its founder shares (6.3m) to vesting at a VWAP trigger of $18.00 per share within the four-year Earnout Period ● One board seat and one board observer designated for Ares Select Kodiak Investors De-SPAC structure designed for alignment of interest 1) Assumes 0% redemptions. AACT total cash in trust and trust value per share as of August 18, 2025. Does not account for additional accrued interest on cash in trust, which would increase the trust value per share at closing. (2) Excludes $12.5 million of fees payable to an advisor of Kodiak, which is expected to be satisﬁed by the issuance of shares of the combined company’s common stock. (3) Includes existing shareholders, including shares underlying Kodiak options and certain warrants, conversions of Simple Agreements for Future Equity (“SAFEs”) and conversion of Second Lien Convertible Notes; excludes earnout shares, certain Kodiak warrants that will be assumed at closing and shares underlying a $10 million Second Lien Convertible Note issued upon conversion of a SAFE and held by an Ares Afﬁliate. Second Lien Convertible Notes convert at a 10% discount to the lowest PIPE price and conversion value includes accrued PIK interest. Numbers may not tie due to rounding. (4) As of August 18, 2025, PIPE Investors have subscribed for $60.0 million of PIPE Stock. However, the 49 PIPE Investment may increase to $100.0 million by the Closing. Assumes (i) completion of a $60.0 million PIPE Investment; and (ii) that $10.0 million of the PIPE Investment prices at the Redemption Price and $50.0 million of the PIPE Investment prices at 90% of the Redemption Price. (5) As of June 30, 2025, Kodiak had cash and cash equivalents of approximately $41.6 million, pro forma for the funding of the private ﬁnancing entered into in connection with the business combination agreement.

Transaction Summary Estimated Sources & Uses (1,2,3) (1,2,3) Sources ($m) Uses ($m) Cash to Balance Sheet $572 AACT Cash in Trust $562 Equity Rollover 2,500 Estimated Transaction Expenses 50 AACT Sponsor 71 Equity Rollover 2,500 (4) PIPE 60 AACT Sponsor 71 Total Uses $3,193 Total Sources $3,193 Illustrative Pro-forma Valuation Illustrative Pro-Forma Ownership (%) at Closing $ in m except per share amounts (2) 77.8% Equity Rollover (1) Trust Value per Share $11.39 Pro-Forma Shares Outstanding 281 17.5% AACT Public Shareholders Pro-Forma Equity Value $3,205 Net Cash (572) (4) 2.0% PIPE Investors (5) Pro-Forma Enterprise Value $2,633 2.2% AACT Sponsor (6) 0.4% Kodiak Advisor (1) Assumes 0% redemptions. AACT total cash in trust and trust value per share as of August 18, 2025. Does not account for additional accrued interest on cash in trust, which would increase the trust value per share at closing. Business combination consideration to be calculated based on the redemption price of public shares in connection with closing. (2) Includes existing shareholders, including shares underlying Kodiak options and certain warrants, conversions of Simple Agreements for Future Equity (“SAFEs”) and conversion of Second Lien Convertible Notes; excludes earnout shares, certain Kodiak warrants that will be assumed at closing, and shares underlying a $10 million Second Lien Convertible Note issued upon conversion of a SAFE and held by an Ares Afﬁliate. Second Lien Convertible Notes convert at a 10% discount to the lowest PIPE price and conversion value includes accrued PIK interest. Numbers may not tie due to rounding. Excludes any shares that may be issued to an Ares Afﬁliate following conversion of any delayed draw Second Lien Convertible Notes issued by such Ares Afﬁliate. An Ares Afﬁliate has committed to provide up to $20.0 million of such delayed draw Second Lien Convertible Notes but none have been issued as of the date of this presentation. (3) Excludes $12.5 million of fees payable to an advisor of Kodiak, which is expected to be satisﬁed by the issuance of shares of Kodiak common stock. (4) As of August 18, 2025, PIPE Investors have subscribed for $60.0 million of PIPE Stock. However, the PIPE Investment may increase to $100.0 million by the Closing. Assumes (i) completion of a $60.0 50 million PIPE Investment; and (ii) that $10.0 million of the PIPE Investment prices at the Redemption Price and $50.0 million of the PIPE Investment prices at 90% of the Redemption Price. (5) Excludes debt outstanding as of August 18, 2025. (6) Represents shares of the combined company’s common stock to be issued at closing to an advisor of Kodiak in a private placement in settlement of $12.5 million of fees payable to such advisor.

Summary 2025 07

Why Kodiak Kodiak is the only autonomous trucking company to deploy driverless units into customer ﬂeets. Autonomous Revenue (1) $4t+ TAM Tailwinds Generating 01 02 03 Signiﬁcant TAM in target industries ripe Solving major challenges faced by Trucks making autonomous deliveries for innovation customers in target industries today ● Commercial Trucking● Safety risks● Customer-owned trucks in Permian Basin ● Public Sector● Labor shortage ● Making deliveries with leading ● Rising costs shippers and carriers across ● Inefﬁcient asset use extensive operational network with Kodiak’s autonomous ﬂeet Single Technology Strong Customer Deep Management Platform Traction Bench 04 05 06 Uniﬁed hardware and software Partner-ﬁrst approach proving Led by autonomous and trucking architecture across deployments technology extensibility industry veterans with signiﬁcant experience across AI, Software, Hardware, ● Reliable● Atlas partnership and Operations ● Scalable● OTR customer testing ● Efﬁcient● ~$30m received under DoD contract (1) Veriﬁed Market Research, Road Freight Transportation Market Size and Forecast 2023-2031, July 2024. TAM presented is for the global road freight transportation market, which includes light 52 commercial vehicles and heavy commercial vehicles, as of 2023.

Appendix z 2025 08

Safety 2025 09

Quantifying Safety with Probabilistic Risk Assessment Traditional automotive safety standards are powerful Our PRA uses Bayesian probabilistic modeling to tools for managing the risks of traditional automotive estimate the expected per-mile incident rate for components, but are an imperfect ﬁt for identifying and autonomous vehicles. quantifying the behavioral safety risks we encounter on-road. This modeling integrates multiple sources of data, including: Kodiak leverages the Probabilistic Risk Assessment (PRA), ● Real-world testing and operations ● Simulation and engineering analysis a technique reﬁned in the nuclear and aerospace ● ODD knowledge industries, to quantify safety. ● Other data PRA provides a rigorous, data-driven assessment of risk, supporting a measurable and justiﬁable path to deployment readiness, while helping to identify the highest-priority areas for improvement. PRA results are benchmarked against real-world, third-party human driver data to determine whether The PRA is fully reusable across verticals, supporting Kodiak’s system meets or exceeds human-level safety consistency in safety evaluation and enabling a performance. cross-vertical safety case. 55

Mapping Risk: Kodiak’s PRA Model Kodiak’s PRA model breaks down risks into testable and Oncoming measurable scenarios, starting broad and progressively Vehicle narrowing into speciﬁc, quantiﬁable events like pedestrian-in-lane exposures per mile. Overtaking Vehicle This structured risk assessment enables a precise evaluation of our autonomy system’s performance under Static real-world conditions. Vehicle By pinpointing key sources of risk, the PRA allows us to Intersection prioritize development towards the most critical scenarios, enabling Kodiak to develop a safe system with Fallback Other a small, focused team. Pedestrian VRU Emergency As Kodiak continuously expands and reﬁnes our PRA Braking model, we systematically determine new engineering priorities, ensuring continuous reﬁnement and ongoing Illustrative example highlighting relative risk levels by type. Focusing on safety improvements. high-risk scenarios helps engineering prioritize development. 56 All Collisions Vehicle Autonomy

Prioritize the risks A Continuous Learning Flywheel Risk-informed engineering starts with uncertainty and Test & analyze assumptions. Using PRA, we identify and prioritize risks, the system guiding engineering efforts to mitigate them. Once improvements are made—through software, hardware, or risk model updates—we reanalyze residual risks, update PRA, and repeat the process. This iterative cycle enabled driverless operations in 2024 and now scales to new ODDs. By continuously monitoring, updating, and reﬁning safety, Kodiak maintains a live safety case, supporting real-time risk management. 57 Reduce exposure and/or improve performance Estimate the risks with PRA

Risk Factors 2025 10

Summary Risk Factors Unless the context otherwise requires, references below to “we,” “us” or “our” refer ● We depend on our commercial agreements with Atlas Energy Solutions. to the business of Kodiak prior to the consummation of the Proposed Business ● AV technology presents the risk of signiﬁcant injury, including fatalities. Combination, which will be the business of the combined company and its ● The Kodiak Driver may not function as intended due to ﬂaws or errors in our subsidiaries following the Proposed Business Combination. Capitalized but software, hardware, and systems, product defects, or due to human error. undeﬁned terms have the meaning as set forth in the Registration Statement. ● Any ﬂaws or misuse of AV technology, whether actual or perceived, intended or inadvertent, by us or third parties, may adversely affect our business, Investing in us involves a high degree of risk. The risks and uncertainties set out ﬁnancial condition, and results of operations. below are a summary only and are not the only risks we face. See the section entitled “Risk Factors” in our Registration Statement, as well as other information ● We operate in a highly competitive market, and we may be unable to compete included in the Registration Statement for a more detailed discussion of factors effectively, including against competitors who may have greater resources. that you should consider carefully before making an investment decision. We may ● The Kodiak Driver-as-a-Service Economics may not materialize as expected. face additional risks and uncertainties that are not presently known to us, or that ● Our success is contingent on our ability to execute our Driver-as-a-Service or we currently deem immaterial, which may also impair our business or ﬁnancial DaaS business model, including by maintaining, managing, retaining, and condition. The following discussion should be read in conjunction with the expanding our existing customer relationships and obtaining new customers. Registration Statement, including ﬁnancial statements and notes to the ﬁnancial statements included therein. ● Recent and further changes in the tariff and trade policies of the United States or of other countries could increase manufacturing costs, decrease demand ● Autonomous vehicle (“AV”) technology is emerging and rapidly evolving and for our solution, disrupt supply chains, or otherwise adversely affect our involves signiﬁcant risks and uncertainties. business and ﬁnancial condition. ● We have incurred net losses since inception, and may not achieve or maintain ● We depend on the experience and expertise of our senior management team, proﬁtability. engineers, and certain other key employees. ● Our limited operating history makes it difﬁcult to evaluate our future ● We rely on our third-party suppliers, OEMs, upﬁtters, service providers and prospects and the risks and challenges we may encounter. partners, some of which are single or limited-source suppliers or providers of certain key components for, and services used in connection with, the Kodiak ● Our technology may have limited performance, and technology development Driver. and commercialization may take us longer to complete than we currently anticipate. ● We are subject to substantial regulations, including regulations governing motor carriers and autonomous vehicles. ● Any failure to commercialize our solution at scale may have an adverse effect on our business, ﬁnancial condition, and results of operations. ● We may not be able to adequately establish, maintain, protect, and enforce our technology and intellectual property rights or prevent others from ● We rely on a limited number of customers for a signiﬁcant portion of our unauthorized use of our technology and intellectual property rights. revenue. 59

Summary Risk Factors (continued) ● We may be subject to intellectual property infringement claims, which, ● Because AACT is incorporated under the laws of the Cayman Islands, in the whether meritless or not, may be expensive and time consuming to defend, event the Proposed Business Combination is not completed, you may face distract management, require us to pay signiﬁcant damages and limit our difﬁculties in protecting your interests, and your ability to protect your rights ability to use certain technologies. through the U.S. federal courts may be limited. ● A signiﬁcant portion of our historical revenue has come from our contracts ● AACT’s Sponsor, directors and executive ofﬁcers have agreed to vote in favor with the public sector, and our failure to receive and maintain government of the Proposed Business Combination, regardless of how our Public contracts or changes in the contracting or ﬁscal policies of the public sector Shareholders vote. may adversely affect our business, ﬁnancial condition, and results of ● AACT’s shareholders may be held liable for claims by third parties against operations. AACT to the extent of distributions received by them upon redemption of their ● We require signiﬁcant capital to fund our operations and growth. shares. ● Real or perceived inaccuracies in our assumptions and estimates to calculate ● AACT may amend the terms of the warrants in a manner that may be adverse certain metrics, including the Kodiak Driver-as-a-Service Economics and our to holders of warrants with the approval by the holders of at least 50% of the Cumulative Hours of Paid Driverless Operations. then-outstanding warrants. ● General business and economic conditions, and risks related to the trucking, ● If the Adjournment Proposal is not approved, and a quorum is present but an industrial, oil and gas and public sector ecosystems, may adversely affect our insufﬁcient number of votes have been obtained to approve the Business business, ﬁnancial condition, and results of operations. Combination Proposal, the AACT Board will not have the ability to adjourn the extraordinary general meeting to a later date in circumstances where such ● AACT’s shareholders will experience dilution due to the issuance of shares of adjournment is necessary to permit the Business Combination to be Kodiak Common Stock, and securities exercisable for or convertible into approved. shares of Kodiak Common Stock in connection with the Proposed Business Combination. ● The ability of AACT’s Public Shareholders to exercise redemption rights may prevent AACT from completing the Proposed Business Combination or optimizing its capital structure. ● AACT’s securities may be delisted from trading, which could limit investors’ ability to make transactions in such securities and subject AACT to additional trading restrictions. ● If the conditions to the Proposed Business Combination Agreement are not met, the Proposed Business Combination may not occur. 60